Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-152116 and 333-144749 on Form S-8 of our report dated March 14, 2012 (February 27, 2013 as to Note 2 and the Consolidated Statements of Comprehensive Income for the years ended December 31, 2011 and 2010), relating to the consolidated financial statements of Beneficial Mutual Bancorp, Inc. and subsidiaries which expresses an unqualified opinion and includes an explanatory paragraph relating to the retrospective adjustment to the consolidated financial statements for the years ended December 31, 2011 and 2010 as result of the Company’s adoption of Accounting Standards Update 2011-05 as discussed in Note 2 appearing in the Annual Report on Form 10-K of Beneficial Mutual Bancorp, Inc. for the year ended December 31, 2012.

/s/ Deloitte & Touche LLP

Philadelphia, Pennsylvania
February 27, 2013